Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012		2011		2010		2009		2008
Computation of Earnings:
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest and loss from equity investee	$56,349	$(139,278)		$(82,046)		$(209,499)		$(112,446)		$(685,501)
Capitalized interest	(12,477)	(3,596)		—		—		(333)		(8,779)
Amortization of capitalized interest	642	632		631		631		616		88
Fixed charges (see below)	73,403	87,363		84,256		78,444		66,793		69,249

Total earnings	$117,917	$(54,879)		$2,841		$(130,424)		$(45,370)		$(624,943)

Computation of Fixed Charges:
Estimated interest portion of rent	$3,843	$4,595		$4,298		$4,384		$5,110		$4,437
Interest expense, including amortization of debt expense	57,083	79,172		79,958		82,941		77,986		63,778
Realized losses on derivative instruments included in interest expense	—	—		—		(8,881)		(16,636)		(7,745)
Capitalized interest	12,477	3,596		—		—		333		8,779

Total fixed charges	$73,403	$87,363		$84,256		$78,444		$66,793		$69,249

Ratio of Earnings to Fixed Charges	1.6x	—		—		—		—		—

Deficiency	$—	$(142,242	)(a)	$(81,415	)(b)	$(208,868	)(c)	$(112,163	)(d)	$(694,192	)(e)

(a)	Earnings as adjusted were insufficient to cover our fixed charges by $142.2 million for the year ended December 31, 2012. Pretax loss from continuing operations for the year ended December 31, 2012 includes $108.2 million in asset impairment charges. In addition, 2012 includes an $18.4 million gain on the sale of Platform Rig 3 as well as a $27.3 million gain for the Hercules 185 insurance settlement.
(b)	Earnings as adjusted were insufficient to cover our fixed charges by $81.4 million for the year ended December 31, 2011.
(c)	Earnings as adjusted were insufficient to cover our fixed charges by $208.9 million for the year ended December 31, 2010. Pretax loss from continuing operations for the year ended December 31, 2010 includes $122.7 million in impairment of property and equipment charges.
(d)	Earnings as adjusted were insufficient to cover our fixed charges by $112.2 million for the year ended December 31, 2009.
(e)	Earnings as adjusted were insufficient to cover our fixed charges by $694.2 million for the year ended December 31, 2008. Pretax loss from continuing operations for the year ended December 31, 2008 includes $658.1 million and $190.3 million in impairment of goodwill and impairment of property and equipment charges, respectively.